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14049703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 7M Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. College Street, Suite 2385
(No. and Street)

Charlotte (City) | North Carolina (State) | 28244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leroy Davis 704-899-5962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 500 (Address) | Charlotte (City) | NC (State) | 28211 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
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Section

MAR 04 2014

Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Leroy W. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 7M Securities LLC, as of 20 February, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

Notary Public State of Florida
Martha Rodriguez
My Commission EE 831974
Expires 10/29/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

7M SECURITIES, LLC

Statements of Financial Condition

December 31, 2013 and 2012

TABLE OF CONTENTS

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
7M Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of 7M Securities, LLC, (the "Company"), as of December 31, 2013 and 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

Opinion
In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of 7M Securities, LLC as of December 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 11, 2014

7M SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012
(Confidential Treatment Requested)

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash	$ 53,572	$ 36,311
TOTAL ASSETS	$ 53,572	$ 36,311
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 16,807	$ 15,625
Accrued expenses	20,000	-
TOTAL LIABILITIES	36,807	15,625
MEMBER'S EQUITY	16,765	20,686
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 53,572	$ 36,311

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

7M Securities, LLC (the "Company") was incorporated in the state of North Carolina on March 3, 2010 for the purpose of becoming qualified as a licensed broker/dealer. In 2011, the Company became licensed as a broker/dealer and began operation providing merger and acquisition services to middle market companies and private equity firms.

Effective January 1, 2013, 7M Securities became a wholly-owned subsidiary of 7 Mile Advisors, LLC. Prior to January 1, 2013, the Company was related to 7 Mile Advisors, LLC by common ownership.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for income tax purposes. The Company recognizes the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ended December 31, 2010. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the members and not to the entity.

The income and losses of the Company are included in the member's personal tax return. As of December 31, 2013 and 2012, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Subsequent events

The Company has evaluated subsequent events through February 11, 2014, which is the date these financial statements were available to be issued.

NOTE B – TRANSACTIONS WITH RELATED PARTIES

Through December 31, 2012, the Company was related to 7 Mile Advisors, LLC ("7MA") by common ownership. The Company and 7MA entered into a management service agreement (Agreement). In accordance with the terms of the Agreement, 7MA charges the Company a portion of the general and administrative expenses incurred by 7MA based on the amount used by the Company. These expenses include: (a) management and administrative salaries, wages, and benefits; (b) shared facilities costs; and (c) other miscellaneous general and administrative expenses.

Employees of the Company and of 7MA are eligible to participate in the profit sharing plan (the "Plan"). After completing one year of service, each participant is eligible to receive a discretionary employer contribution each year. The Company does not have any employees but is allocated a portion of salaries from 7MA including a profit sharing contribution. For the year ended December 31, 2013, 7MA allocated to the Company contributions of $20,000, which was recorded in accrued expenses at December 31, 2013. There were no contributions to the Plan for the year ended December 31, 2012. As of December 31, 2013 or 2012, there were no outstanding related party amounts due.

NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposits, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $16,765 which was $11,765 in excess of its required net capital of $5,000 in 2013. The Company's aggregate indebtedness to net capital ratio was 2.2 to 1 at December 31, 2013.

NOTE E – POSSESSION OR CONTROL REQUIREMENTS

The Company does not take possession of or control customer funds or securities.